Mail Stop 3561

December 8, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Hassan Salari
  Chief Executive Officer and Chief Financial Officer
GLOBAL HEALTH VENTURES INC.
(f/k/a Goldtown Investments Corp.)
1517 West 58th Avenue,
Vancouver, British Columbia, Canada V6P 1W6

>   **Re: Goldtown Investments Corp. (f/k/a Acting Scout Inc.)**
>   **Form 10-KSB for the year ended May 31, 2007**
>   **File No. 333-137888**

Dear Mr. Salari:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                        Sincerely,

                        David R. Humphrey
                        Branch Chief